UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 15, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

UBS
Media Relations
Tel. +41-44-234 85 00
15 November 2011
Media Release
Senior leadership nominations at UBS
Sergio P. Ermotti appointed UBS Group CEO
Axel Weber to succeed Kaspar Villiger as Chairman of the Board as of 2012
Zurich/Basel, 15 November 2011 — The Board of Directors of UBS (BoD) has appointed Sergio P. Ermotti Group Chief Executive Officer with immediate effect. He has held the position of Group CEO on an interim basis since 24 September 2011. The BoD decided to appoint Mr. Ermotti as permanent CEO after it completed a comprehensive evaluation process.
Chairman of the BoD Kaspar Villiger has decided to accelerate the leadership change at UBS and will not stand for re-election to the BoD at the Annual General Meeting (AGM) on 3 May 2012. Axel Weber, who was to have been nominated to be Vice Chairman of the BoD, has now been proposed to succeed Mr. Villiger as its Chairman should he be elected at the AGM.
The BoD and the Group Executive Board have now determined UBS’s future positioning and the BoD has confirmed its strategy. The details will be presented at UBS’s Investor Day in New York on 17 November 2011. The BoD has authorized Mr. Ermotti and his management team to execute the new strategy with the utmost stringency and diligence.
Mr. Villiger said: “I want to thank my colleagues on the Board, senior management and the entire staff at UBS. I am proud of what we have achieved during a very difficult time in our bank’s history. I am happy to announce that two highly competent, experienced professionals with complementary skills will assume leadership of the bank. Now we have stabilized UBS, turned it into one of the world’s best capitalized financial institutions, and defined its future strategy. I feel it is time to accelerate the planned leadership change at the highest levels of the bank. The nomination of Mr. Weber as Chairman of the Board and the appointment of Mr. Ermotti as Group CEO will bring essential stability and clarity to UBS. It will enable the bank to master the many current economic challenges and regulatory changes facing it, and will ensure its success over the long term for clients, shareholders and employees.”

Mr. Ermotti, Group CEO of UBS, said: “I thank the Board for demonstrating its confidence in me. Together with our management team and our employees, I will execute our strategy, which plays to our many strengths. This strategy will be centered on our leading wealth management businesses and our position as the strongest universal bank in Switzerland. A focused, less complex and less capital-intensive Investment Bank and our asset management business are also key elements for growing our wealth management franchise. To credibly serve the needs of our core wealth management clients, these businesses must each be strong and successful in meeting the needs of their corporate, sovereign, and institutional clients. Our industry-leading capital position gives us a significant competitive advantage, particularly during these challenging times.”

UBS AG

Media contact
Switzerland:	+41-44-234-85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com
Cautionary statement regarding forward-looking statements
This release contains statements that constitute “forward-looking statements” as to UBS’s expectations concerning future developments. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in the markets in which UBS operates or to which it is exposed; the effect of possible political, legal and regulatory developments; and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010 as amended by Form 20-F/A filed 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Invitation
Press conference — UBS senior leadership nominations
UBS invites you to a press conference on the topic of its senior leadership nominations. The press conference will take place on Tuesday, 15 November 2011, at UBS Grünenhof Conference Center and will be held by the Chairman of the Board of Directors, Kaspar Villiger, and Sergio P. Ermotti, Group Chief Executive Officer. There will be a conference call where you will be able to ask questions and a live webcast.

Date	Tuesday, 15 November 2011

Time	09.00 (CET) / 08.00 (GMT) / 03.00 (EST)

Location	UBS Grünenhof Conference Center, Nüschelerstrasse 9, 8001 Zurich, Switzerland

Webcast	The press conference can be viewed live at:
• German webcast
• English webcast (simultaneous translation)

Conference Call	CH/Europe:	+41-91-610 56 00	UK:	+44-203-059 58 62
	US:	+1-866-291 41 66	All others:	+41-91-610 56 00

Q&A	Following the presentation, there will be a question and answer session. To ask a question, please dial into the conference call shortly before the beginning of the session. Once connected, please press “*” and “1” to register for the queue or “*” and “0” for operator assistance.

Webcast Playback	A playback of the webcast will be available at www.ubs.com/media on Tuesday, 15 November 2011, from 12.00 (CET) / 11.00 (GMT) / 06.00 (EST).
UBS AG
Media Relations
Tel. +41-44-234 85 00

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: November 15, 2011